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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14 )

                   Morgan Stanley Global Opportunity Bond Fund
                                (Name of Issuer)

                                  Common Stock
                         (Title of class of securities)

                                    61744R103
                                 (CUSIP number)


Check the following box if a fee is being paid with this statement / / (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).
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CUSIP No. 61744R103                   13G                      Page 2 OF 6 Pages

--------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS

                   S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS

                                 Bank Morgan Stanley AG

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        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) / /
                                                                   (b) / /
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        3          SEC USE ONLY

--------------------------------------------------------------------------------
        4          CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Zurich, Switzerland
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                           5       SOLE VOTING POWER
          NUMBER OF                             0
           SHARES         ------------------------------------------------------
        BENEFICIALLY       6       SHARED VOTING POWER
          OWNED BY                        205,870
            EACH          ------------------------------------------------------
          REPORTING        7       SOLE DISPOSITIVE POWER
         PERSON WITH                            0
                          ------------------------------------------------------
                           8       SHARED DISPOSITIVE POWER
                                          205,870
--------------------------------------------------------------------------------
        9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           205,870
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       10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                   SHARES*
--------------------------------------------------------------------------------
       11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                          4.97%
--------------------------------------------------------------------------------
       12          TYPE OF REPORTING PERSON*
                            BK, CO
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT !
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CUSIP No. 61744R103                   13G                      Page 3 OF 6 Pages

Item 1 (a)         Name of Issuer

                   Morgan Stanley Global Opportunity Bond Fund

Item 1 (b)         Address of issuer's principal executive offices

                   1221 Avenue of the Americas
                   New York, NY 10020

Item 2 (a)         Name  of  person  filing

                   Bank Morgan Stanley AG


Item 2 (b)         Principal  business  office

                   Bahnhofstrasse 92/3rd Floor
                   CH-8023 Zurich/Switzerland


Item 2 (c)         Citizenship

                   Incorporated by reference to Item 4 of the cover page.

Item 2 (d)         Title  of  class  of  Securities

                   Common Stock

Item 2 (e)         Cusip  No.

                   61744R103

Item 3 This statement is filed pursuant to Rules 13d-1 (b) and 13d-2(b). The Reporting Person is a foreign bank, relying on such rules and using Schedule 13G in accordance with no-action assurances from the Division of Corporate
                   Finance, Office of Tender Offers.


Item 4             Ownership

                   Incorporated by reference to Items (5) - (9) and (11) of the cover page.
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CUSIP No. 61744R103                   13G                      Page 4 OF 6 Pages


Item 5             Ownership  of  5  Percent  or  Less  of  a  Class

                   As of the date hereof Bank Morgan Stanley AG has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6             Ownership of More than 5 Percent on Behalf of Another Person

                   Accounts managed on a discretionary basis by Bank Morgan
                   Stanley AG, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

Item 7             Identification and Classification of the Subsidiary Which
                   Acquired the Security Being Reported on By the Parent
                   Holding Company

                   Inapplicable

Item 8             Identification and Classification of Members of the Group

                   Inapplicable

Item 9             Notice  of  Dissolution  of  Group

                   Inapplicable

Item 10            Certification

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or
                   influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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CUSIP No. 61744R103                   13G                      Page 5 OF 6 Pages


                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              February 8, 1996

Signature:         /s/ Edward J. Johnsen
                   -------------------------------------------------------------

Name/Title:        Edward J. Johnsen/Vice-President Morgan Stanley & Co.
                   Incorporated
                   -------------------------------------------------------------
                   BANK MORGAN STANLEY AG


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
                   INDEX TO EXHIBITS                                      PAGE

EXHIBIT 1          Power of Attorney Authorizing Edward J. Johnsen
                   to Sign on Behalf of Bank Morgan Stanley AG              6